FINANCIAL STATEMENT

Transamerica Capital, LLC
Year Ended December 31, 2024
With Report of Independent Registered
Public Accounting Firm

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-24829

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Transamerica Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 California Street
(No. and Street)

Denver	CO	80202
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian Beitzel	(319) 355-2802	brian.beitzel@transamerica.com
(Name)	(Area Code – Telephone Number)	(Email Address)

A. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

801 Grand Avenue Suite 3100	Des Moines	IA	50309
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TRANSAMERICA CAPITAL, LLC
FINANCIAL STATEMENT
Year Ended December 31, 2024

Contents



**Shape the future
with confidence**

Ernst & Young LLP
801 Grand Avenue
Suite 3100
Des Moines, Iowa 50309

Tel: +1 515 243 2727
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors of Transamerica Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Transamerica Capital, LLC (the Company) as of December 31, 2024 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2024.

March 3, 2025

TRANSAMERICA CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
(Dollars in thousands, except for share data)
December 31, 2024

Assets

Cash and cash equivalents	$	88,027
Commission receivable from affiliates		20,973
Distribution fees receivable from affiliates		10,069
Due from affiliates, net		569
Receivable from Parent under tax allocation agreement		3,141
Prepaid expenses and other assets		825
Total assets	**$**	**123,604**

Liabilities and member's equity

Liabilities

Commissions payable to affiliates	$	30,460
Service fees payable		10,370
Salaries, benefits, and bonuses payable		8,889
Other liabilities		69
Total liabilities		**49,788**
Member's Equity		**73,816**
Total liabilities and member's equity	**$**	**123,604**

The accompanying notes are an integral part of this financial statement

TRANSAMERICA CAPITAL, LLC
NOTES TO FINANCIAL STATEMENT
(Dollars in thousands)

1. Organization

Transamerica Capital, LLC (the "Company") is a wholly owned subsidiary of AUSA Holding, LLC ("AUSA") which is wholly owned by Transamerica Corporation (the "Parent"), which is a wholly owned subsidiary of AEGON N.V., a public limited liability company organized under Dutch law. On December 31, 2024, the Company converted from a C Corporation to a Limited Liability Corporation ("LLC") in order to achieve operational integration and efficiencies. The Company does not have limitations on its liabilities and reports equity to one class of interest. There were no other material changes to business activities, ownership, products, processes, supervisory controls, or required net capital. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company markets and distributes insurance products and mutual fund products as underwriter and distributor for affiliated companies.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statement has been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP").

Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions affecting the reported amounts of assets, liabilities, revenues, and expenses and the disclosures of contingent assets and liabilities. Those estimates are inherently subject to change and actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and Cash Equivalents include cash on deposit, and money market funds with original maturities of three months or less. Money market funds are valued based at amortized cost, which approximates fair value. At December 31, 2024, the Company had cash accounts, which were below the federally insured limits, and are therefore are subject to FDIC insurance.

Commission Receivable from Affiliates

Commission Receivable from Affiliates represents the accrued variable annuity commission revenue accrued for variable annuities and variable universal life sales of insurance products and commission trails with affiliated entities. Refer to Note 6 for further details on related party transactions.

Distribution Fees Receivable from Affiliates

Distribution Fees Receivable include 12b-1 fees, concessions, variable annuities, and other receivables based on the sale of affiliated products with affiliated entities. Refer to Note 6 for further details on related party transactions.

Receivable from Parent Under Tax Allocation Agreement

Receivable from Parent Under Tax Allocation Agreement relates to receivables due from the Parent related to the participation of the tax sharing agreement. Refer to Note 5 for further details on income taxes.

Due from Affiliates, net

The Company is a party to a cost sharing agreement with affiliates in order to facilitate payments associated with employee costs, accounts payable services, underwriting services, distribution services, marketing services, and other miscellaneous expenses. The Company incurs affiliated interest expenses and or revenue on these balances with affiliated entities, which is included in part of the settlement. The Company settles with the Parent regularly. Refer to Note 6 for further details on related party transactions.

Prepaid Expenses and Other Assets

Prepaid Expenses and Other Assets primarily consist of FINRA renewals where these fees are amortized over the term of the coverage period, the Company's FINRA Central Registration Depository account, prepaid event sponsorships, and event sponsorship receivables. Refer to Note 3 for further detail on revenue from contracts with customers.

Commissions Payable to Affiliates

Commissions Payable to Affiliates represents payables for affiliated variable universal life, variable annuities, and 12b-1 fees related to mutual fund products with affiliated entities. Refer to Note 6 for further details on related party transactions.

Service Fees Payable

Service Fees Payable represent fees owed to sub-advisors and other broker dealers based on the level of affiliated product sales and production levels.

Salaries, Benefits, and Bonuses Payable

Salaries, Benefits, and Bonus Payable represents employees of the Company that accrue salaries, benefits, and bonuses according to the timing of pay cycles.

Other Liabilities

Other Liabilities represent accounts payable accruals related to operating expenses. Refer to Note 3 for further detail on revenue from contracts with customers.

Current Expected Credit Losses

For financial assets measured at amortized cost basis, the Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. This estimate of expected credit losses is recorded as an allowance for credit losses and is reported as a valuation adjustment on the balance sheet that is deducted from the asset's amortized cost basis.

Financial assets measured at amortized cost include cash equivalents within Cash and Cash Equivalents and other assets within Prepaid Expenses and Other Assets in the Statement of Financial Condition.

Amounts owed to the Company related to these balances are settled within a maximum of six months, with most settling in less than three months. It is the Company's policy to review, as necessary, the credit standing of the

(Dollars in thousands)

counterparties and the Company has had no historical experience of credit loss. As of December 31, 2024, risk of credit loss is considered remote, therefore an allowance for credit losses on the financial assets measured at amortized cost is immaterial.

3. Receivables from Contracts with Customers

Distribution Fees

The beginning receivable balance related to distribution fees was $29,475, whereas the December 31, 2024, ending balance was $31,041 reflected under Distribution Fees from Affiliates and Commission Receivable from Affiliates on the Statement of Financial Condition.

Marketing Concessions from Affiliates

The beginning and ending receivable balance related to Marketing Concessions from Affiliates was zero for 2024.

Other Income

Event Sponsorships

The beginning receivable balance related to event sponsorships was $36, whereas the December 31, 2024, ending balance was zero.

The beginning unearned event sponsorship revenue balance was fully amortized in the amount of $25. The December 31, 2024, ending balance was zero.

4. Fair Value Measurements and Fair Value Hierarchy

ASC 820, *Fair Value Measurement*, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

In accordance with ASC 820, the Company has categorized its financial instruments into a three-level hierarchy, which is based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Statement of Financial Condition are categorized as follows:

- *Level 1*. Unadjusted quoted prices for identical assets or liabilities in an active market that the company has ability to access at measurement date.

- *Level 2*. Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

(Dollars in thousands)

a) Quoted prices for similar assets or liabilities in active markets

b) Quoted prices for identical or similar assets or liabilities in non-active markets

c) Inputs other than quoted market prices that are observable

d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means

- *Level 3.* Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Both observable and unobservable inputs may be used to determine the fair value of positions classified in Level 3. The circumstances for using unobservable measurements include those in which there is little, if any, market activity for the assets or liabilities. Therefore, the Company must make assumptions about inputs that a hypothetical market participant would use to value the assets or liabilities.

The following table presents the Company's hierarchy for its assets measured at fair value on a recurring basis at December 31, 2024:

	Level 1	Level 2	Level 3	Total
Assets				
Money market funds (a)	$ 87,876	$ -	$ -	$ 87,876
Total assets	**$ 87,876**	**$ -**	**$ -**	**$ 87,876**

(a) Cash equivalents of $87,876 classified as level 1 are money market mutual funds and are valued at amortized cost, which approximates fair value. Cash is not included in the above table.

The carrying values of other financial instruments including accounts receivable and accounts payable approximate fair value because of the short-term nature of these instruments.

5. Income Taxes

The Company settles all accrued income taxes that are not cash settled under a tax sharing agreement through a capital contribution or dividend with its parent company. The following table summarizes the tax related contributions and/or dividends for the current year.

	2024
Federal	$ 33
State	83
Total contribution (dividend)	**$ 116**

Prior to the conversion to an LLC, the Company's federal and state (where applicable) income tax returns are consolidated with other includible affiliated companies. The method of allocation between the companies is subject to a written tax allocation agreement. Under the terms of the tax allocation agreement, allocations are based on separate income tax return calculations. The Company is entitled to recoup federal income taxes paid in the event the future losses and credits reduce the greater of the Company's separately computed income tax liability or the consolidated group's income tax liability in the year generated. The Company is also entitled to recoup federal income taxes paid in the event the losses and credits reduce the greater of the Company's separately computed income tax liability or the consolidated group's income tax liability in any carryback or carry forward year when so applied. State

(Dollars in thousands)

tax allocations do not consider the effects of state tax attribute carryovers and carrybacks in jurisdictions where the company files a consolidated state tax return. Receivables from the Parent under the tax allocation agreement are presented gross in the Statement of Financial Condition and are settled net with other amounts due to affiliates.

The Internal Revenue Service (IRS) completed its examination for 2009 through 2013 for which is currently at appeals with a refund pending Joint Committee on Taxation approval. The IRS opened an exam for the 2014 through 2018 amended tax returns. Federal income tax returns filed in 2019, 2021 through 2023 remain open, subject to potential future examination. The statute of limitations for all other tax years have been closed. The Company believes there are adequate defenses against, or sufficient provisions established related to any open or contested tax positions.

6. Related Party Transactions

The Company is a member of a group of affiliated companies that are engaged in the sale of variable annuities; the Company is engaged through these agreements to sell and distribute the variable annuity products of the affiliated companies. Pursuant to these agreements, the Company has $20,439 of Commission and Concession Receivable from Affiliates and $20,439 of Commissions Payable to Affiliates associated with the sale of variable annuities at year-end on the Statement of Financial Condition.

The Company is a member of a group of affiliated companies that are engaged in the sale of variable universal life insurance products; the Company is engaged through these agreements to sell and distribute the variable universal life insurance products of the affiliated companies. Pursuant to these agreements, the Company has $534 of Commission Receivable from Affiliates and Commissions Payable to Affiliates associated with the sale of variable universal life products at year-end on the Statement of Financial Condition.

Pursuant to an underwriting agreement, the Company is principal underwriter in connection with the offering and sales of shares of Transamerica Series Trust, an affiliated entity. As compensation for services provided, the Company receives 12b-1 fees from Transamerica Series Trust. As of December 31, 2024, the Company has $6,584 of Distribution Fees Receivable from Affiliates and $6,584 of Commissions Payable to Affiliates associated with Transamerica Series Trust mutual funds on the Statement of Financial Condition.

The Company has an agreement to receive 12b-1 fees from the sale of certain series of Transamerica Funds, an affiliated mutual fund group which is advised by Transamerica Asset Management, Inc. (“TAM”) and distributed by the Company. As of December 31, 2024, the Company has $3,098 of Distribution Fees Receivable from Affiliates and $2,903 of Commissions Payable to Affiliates associated with Transamerica Funds on the Statement of Financial Condition.

The Company is party to an agreement with TAM, an affiliated company, whereby TAM agrees to compensate the Company for authorized administrative and other services related to Transamerica Funds. As of December 31, 2024, the Company currently has no receivable associated with this activity.

The Company is party to cost-sharing agreements between Transamerica affiliated companies, providing general administrative services as needed. A portion of the Company’s operating expenses is paid to subsidiaries of Transamerica and represents both items specifically identifiable as attributable to the Company and an allocation of shared resources among several affiliates. As of December 31, 2024, the outstanding receivable associated with the cost sharing agreement totaled $569 and is reflected as Due from Affiliates, net on the Statement of Financial Condition.

From time to time, to support the operations of the Company, the Parent will contribute capital during the year. During the current year, the Company received capital contributions of $55,000. The Company received federal and

(Dollars in thousands)

state tax capital contributions of $116, respectively pursuant to the tax sharing agreement, based off the participation of the consolidated tax return with the Parent. The Company also paid Allocated Share Based Compensation of $1,477 during the current year.

7. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including marketing and distributing insurance products and mutual fund products as underwriter and distributor for affiliated companies The Company has identified its chief financial officer ("CFO") as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 8), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

8. Net Capital Requirement

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. The Company has elected to use the alternative method to compute net capital permitted by Rule 15c3-1. Under the alternative method, the Company is prohibited from engaging in any securities transactions when (a) its net capital is less than five percent of aggregate debit items or 120% or minimum net capital requirement or (b) its net capital is less than greater of $250 or two percent of aggregate debit items. The Company had no subordinated debts outstanding and no amounts were outstanding during the year. At December 31, 2024, the Company had net capital of $65,422 which was $65,172 in excess of its required net capital of $250. The Company's aggregate debit items at December 31, 2024 was zero.

9. Commitments and Contingencies

The Company may, at times, be involved in litigation (including arbitrations), regulatory exams, investigations, actions, and inquiries in the normal course of business. In all such matters, the Company has cooperated fully with the applicable regulatory agency or self-regulatory organization.

The Company assesses its liabilities and contingencies utilizing available information. For those matters where it is probable the Company will incur a loss and the amount of the loss is reasonably estimated, in accordance with FASB ASC No. 450, Contingencies, an accrued liability is established when applicable. These reserves represent the Company's aggregate estimate of the potential loss contingency at December 31, 2024 and are believed to be sufficient as of that date. Such liabilities may be adjusted from time to time to reflect any relevant developments.

10. Subsequent Events

The financial statement is adjusted to reflect events that occurred through March 3, 2025, provided they give evidence of conditions that existed at the balance sheet date.

Events that are indicative of conditions that arose after the balance sheet are disclosed, but do not result in an adjustment of the financial statement itself. No material subsequent events have been identified that require adjustment to or disclosure in the financial statement.